FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated May 16, 2012

Note I/YPF No. 33/2012

Buenos Aires, May 16, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that, on May 16, the Decree No. 732/12 of the National Executive Power was published in the Official Gazette of the Republic of Argentina, which provides for the extension, since its expiration, of the temporary intervention of YPF S.A. for a period of thirty (30) days.

In addition, through said decree, the appointment of the signatory hereof as intervenor of YPF S.A, as well as the appointment as Deputy intervenor of YPF S.A. of the Secretary of Economic Policy and Development Planning of the Minister of Economy and Public Finance, Licenciado Dr. Axel Kicillof, were extended for a period of thirty (30) days.

Yours faithfully

Architect Julio M. DE VIDO
Interventor YPF, Decree No. 530/12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 17, 2012	By:	/s/ Julio M. DE VIDO
	Name:	Julio M. DE VIDO
	Title:	Intervenor